Form 20-F
Holdco Nuvo Group D.G Ltd.
filed 2024-05-08
CIK 1990145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: May 1, 2024

Commission File Number: 001-42038

Holdco Nuvo Group D.G Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	State of Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

94 Yigal Alon St.

Tel Aviv, Israel 6789155

734-717-2416

(Address of principal executive offices)

Robert Powell

c/o Nuvo Group USA, Inc.

300 Witherspoon Street, Suite 201

Princeton, NJ 08542

734-717-2416

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value per share	NUVO	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	NUVOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 33,261,549 ordinary shares and 13,223,440 warrants to purchase ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item17 ☐   Item18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Unless otherwise stated or unless the context otherwise requires, references to “we”, “us”, “our”, “Holdco” or the “Company” are to the registrant named “Holdco Nuvo Group D.G Ltd.”, including, as applicable, its subsidiaries, references to “LAMF” are to “LAMF Global Ventures Corp. I”, a Cayman Islands exempted company, references to “Nuvo” are to Nuvo Group Ltd., a limited liability company organized under the laws of the State of Israel, references to “Merger Sub” are to H.F.N Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of LAMF, and references to “Assetco” are to Nuvo Assetco Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Holdco. Forward-looking statements in this Report may include, for example, statements about:

●	the benefits of the Business Combination

●	the Company’s financial performance following the Business Combination;

●	the ability to maintain the listing of Holdco Ordinary Shares on the Nasdaq Global Market and the Holdco Warrants on the Nasdaq Capital Market following the Business Combination;

●	the projected financial information, anticipated growth rate, and market opportunity for Nuvo, and estimates of expenses and profitability;

●	the potential liquidity and trading of public securities of Holdco;

●	the ability to raise financing in the future by Holdco;

●	the effectiveness and profitability of Nuvo’s collaborations and partnerships, its ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;

●	estimates related to future revenue, expenses, capital requirements and need for additional financing;

●	the impact of natural disasters or health epidemics/pandemics, including a resurgence of the COVID-19 pandemic;

●	the effects of increased competition as well as innovations by new and existing competitors in our industry;

●	geopolitical risk, including the impacts of the ongoing conflict between Russia and Ukraine, and the war between Israel and Hamas;

●	Nuvo’s ability to demonstrate the feasibility of its INVU platform for commercial applications;

●	Nuvo’s ability to generate revenue in accordance with its business model;

●	Nuvo’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	Nuvo’s ability to develop, market and sell its INVU platform;

●	Nuvo’s ability to develop its sales and marketing organization;

●	changes in applicable laws or regulations;

●	the outcome of any known and unknown litigation and regulatory proceedings; and

●	regulatory developments in the United States and foreign countries.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and are based on potentially inaccurate assumptions. Forward-looking statements are not guarantees of future performance. The risks outlined above and others described in the section entitled (Risk Factors) are not exhaustive. Other sections of this Report describe additional factors that could adversely affect the results of operations, financial condition, liquidity and the development of Nuvo and Holdco, the industry the Company operates in and risks relating to the Business Combination. New risks can emerge from time to time, and it is not possible to predict all such risks, nor can it be assessed the impact of all such risks on the Company’s business or to the extent which any such risks or combinations of risks and other factors may cause actual results to differ materially from those contained in any forward-looking statements. Given these results and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

Accordingly, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this Report. The Company does not undertake any obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports filed by LAMF (prior to the SPAC Effective Time) or Holdco (after the Acquisition Effective Time) from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Report.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled (Risk Factors) in the final proxy statement/prospectus (the “Prospectus”) which is part of (the Registration Statement on Form F-4) (File No. 333-274803) filed with the SEC and declared effective on March 1, 2024, which section is incorporated by reference into this Report.

EXPLANATORY NOTE

On May 1, 2024, Holdco consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of August 17, 2023 (as amended, the “Business Combination Agreement”), by and among LAMF, Nuvo, Holdco, Assetco, and Merger Sub. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement. Pursuant to the Business Combination Agreement and the Ancillary Agreements:

●	After the SPAC Effective Time on April 30, 2024, LAMF merged with and into Assetco (the “SPAC Merger”) with Assetco continuing as the surviving corporation (Assetco, in its capacity as the surviving entity of the SPAC Merger, the “SPAC Surviving Company”).

●	Pursuant to the SPAC Merger, each Class A ordinary share of LAMF, par value $0.0001 per share (the “LAMF Class A Ordinary Shares”), issued and outstanding immediately prior to the SPAC Effective Time was automatically cancelled and converted into the right to receive outstanding ordinary shares of Holdco (“Holdco Ordinary Shares”).

●	On May 1, 2024, the date of the closing of the Business Combination (the “Closing”), Merger Sub merged with and into Nuvo (the “Acquisition Merger”) with Nuvo continuing as the surviving corporation (Nuvo, in its capacity as the surviving entity of the Acquisition Merger, the “Acquisition Surviving Sub”).

●	Pursuant to the Acquisition Merger, (i) each of the ordinary shares of Nuvo, par value NIS 0.01 per share (the “Nuvo Shares”), issued and outstanding immediately prior to Acquisition Effective Time were automatically cancelled and converted into the right to receive a number of Holdco Ordinary Shares determined pursuant to an equity exchange ratio of 96.139% (the “Equity Exchange Ratio”), which is equal to the equity value per share (determined by dividing an aggregate equity value of approximately $300 million upon achieving a commercial milestone (the “Equity Value”), by the fully diluted share capital of Nuvo), divided by $10.20 per share, (ii) each of the preferred shares of Nuvo, par value NIS 0.01 per share (the “Nuvo Crossover Preferred Shares”), issuable in connection with the securities purchase agreements Nuvo and Holdco entered into with certain investors prior to the execution of the Business Combination Agreement (the “Interim Financing”) issued and outstanding immediately prior to the effective time of the Acquisition Merger were automatically cancelled and converted into the right to receive a number of preferred shares of Holdco (the “Holdco Preferred Shares”) determined by the Equity Exchange Ratio, (iii) each warrant for the purchase of Nuvo Shares issued and outstanding immediately prior to the effective time of the Acquisition Merger were automatically cancelled and converted into the right to receive one warrant to purchase a number of Holdco Ordinary Shares determined by the Equity Exchange Ratio, and (iv) each outstanding and unexercised option to purchase Nuvo Shares, whether or not then vested or fully exercisable, were assumed by Holdco and converted into an option to purchase a number of Holdco Ordinary Shares as determined by the Equity Exchange Ratio, in each case subject to the adjustments described in the Business Combination Agreement.

●	After the SPAC Merger and the Acquisition Merger, the SPAC Surviving Company distributed any amounts remaining in LAMF’s trust account (the “Trust Account”) to Holdco and was then liquidated (the “Liquidation”).

The SPAC Merger, the Acquisition Merger, the Liquidation and the other transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination”.

Prior to, upon and following the execution of the Business Combination Agreement, Nuvo and Holdco entered into securities purchase agreements (the “Interim Financing Agreements”) with certain investors (the “Interim Financing Investors”) pursuant to which (i) Nuvo has issued Nuvo Crossover Preferred Shares to the Interim Financing Investors and (ii) upon the Closing, Holdco issued an aggregate of 3,823,530 Holdco Ordinary Shares to the Interim Financing Investors, which shares are not registered under the Securities Act in connection with the Business Combination Agreement, and which provided Nuvo with an aggregate of approximately $13,000,000 of gross proceeds as a result of the Interim Financing. Certain of the Interim Financing Investors are affiliated with LAMF and the Sponsor and invested an aggregate of $2,000,000 in the Interim Financing (such investors the “Sponsor Investors”). These affiliates are: (i) Jeffrey Soros, LAMF’s Chairman, who invested $500,000, (ii) Tamim Mourad, a strategic investor of LAMF and an affiliate of a member of the Sponsor, who invested $500,000 and (iii) Gaingels 10X Capital Diversity Fund I, LP, a Delaware limited partnership and an affiliate of a member of the Sponsor, that invested $1,000,000.

Concurrently with the consummation of the Business Combination shareholders and warrantholders of LAMF (including through units previously issued by LAMF) became shareholders and warrantholders of Holdco, other than those holders of the LAMF Class A Ordinary Shares who elected to redeem their LAMF Class A Ordinary Shares. The other shareholders and equityholders of Holdco include management of Nuvo and investors in Nuvo immediately before the Closing.

Bridge Financing

Since November 2023 Nuvo has been engaged in a bridge financing (the “Bridge Financing”), which involves the issuance of secured convertible bridge notes (individually, a “Bridge Financing Note”; collectively, the “Bridge Financing Notes”) to investors (“Bridge Financing Holders”).

The Bridge Financing Notes carry a 15% annual interest rate and upon conversion on the applicable Maturity Date (as defined in the Bridge Financing Notes), (i) Nuvo will pay the Holders all accrued interest on the Bridge Financing Notes up to the date of payment or conversion, and (ii) the Holders in their sole discretion, may choose to either (a) receive the principal amount of the Bridge Financing Note in cash; or (b) convert the principal amount of the investment into Nuvo Shares at a price per share of $7.0265 (or, post-Closing, the resulting number of Holdco Ordinary Shares after applying the equity exchange ratio of 96.139%).

As of the date hereof, approximately $7.6385 million in principal amount of Bridge Financing Notes has been received by Nuvo, and the offering of the Bridge Financing Notes remains ongoing.

From March 24, 2024 through April 8, 2024, Nuvo entered into amendments to all of the existing Bridge Financing Notes representing $6.5732 million principal amount of the Bridge Financing Notes, to extend the maturity dates thereof (the “Bridge Financing Notes Amendments”). All new Bridge Financing Notes since April 8, 2024 include the amended maturity definition. Prior to the Bridge Financing Notes Amendments, the Bridge Financing Notes were scheduled to mature on the earlier of (i) twelve months from the issuance date thereof, (ii) the closing of the Business Combination, (iii) the closing of an initial public offering, or (iv) the closing of a bona fide financing by Nuvo for the principal purpose of raising capital, through the sale of Nuvo securities in whatever form or type (whether debt or equity) that raises in excess of $10,000,000 in gross proceeds. Pursuant to the Bridge Financing Notes Amendments, the maturity date of the amended Bridge Financing Notes was revised to be the earlier of (i) twelve months from the issuance date thereof, (ii) six (6) months following the closing of the Business Combination, (iii) six (6) months following the closing of an initial public offering, or (iv) the closing of a bona fide financing by Nuvo for the principal purpose of raising capital, through the sale of Nuvo securities in whatever form or type (whether debt or equity) that raises in excess of $25,000,000 in gross proceeds.

Each Bridge Financing Note is secured by all of Nuvo’s intellectual property, and Nuvo is in the process of filing collateral assignments/financing statements with Nuvo’s Registrar in Israel and with the United States Patent & Trademark Office. Gaingels 10x Capital Diversity Fund I, LP, a Bridge Financing Holder and an affiliate of a member of the Sponsor serves as collateral agent with respect to the collateral securing the Bridge Financing Notes. Upon the occurrence of any event of default described therein, the outstanding balance under the Bridge Financing Notes shall become immediately due and payable upon election of the Bridge Financing Holder and following a written demand notice sent to Nuvo.

In consideration for the services to be rendered under certain advisory services agreements between the Bridge Financing Holders and Nuvo, Nuvo issued a warrant to each Bridge Financing Holder, whereby the Bridge Financing Holder is given the right to purchase such number of Nuvo Shares (or, post-Closing, Holdco Ordinary Shares after applying the equity exchange ratio of 96.139%) equal to (2x) the principal amount of the Holder’s Bridge Financing Note divided by the same price per share noted above (i.e., $7.0265), at an exercise price of NIS 0.01.

This summary is qualified in its entirety by reference to the full text of the each of form of Bridge Financing Convertible Note, the form of Bridge Financing Warrant and the form of Bridge Financing Notes Amendment, which are filed as exhibits 4.10, 4.11 and 4.12, respectively, to this Report.

Certain amounts that appear in this Report may not sum due to rounding.

DEFINED TERMS

In this Report:

“2024 Plan” means the proposed equity incentive plan for employees, directors and service providers of Holdco and its subsidiaries.

“Acquisition Effective Time” means such time as the Acquisition Merger becomes effective.

“Acquisition Merger” means the merger of Merger Sub with and into Nuvo.

“Amended Articles” means the amended and restated articles of association of Holdco effective immediately prior to the closing of the Business Combination.

“Assetco” means Nuvo Assetco Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Holdco.

“Bridge Financing” means the bridge financing (the “Bridge Financing”) undertaken by Nuvo by issuing to investors Bridge Financing Notes between November 2023 and May 1, 2024, which notes were amended in March and April 2024 to extend the maturity date thereof to no earlier than six months from the Closing.

“Bridge Financing Notes” means the secured convertible bridge notes issued in the Bridge Financing, as amended.

“Business Combination” means the Mergers and the other transactions contemplated by the Business Combination Agreement, collectively.

“Business Combination Agreement” means the Business Combination Agreement, dated as of August 17, 2023 by and among Nuvo, Holdco, Nuvo Assetco, LAMF, and Merger Sub.

“Business Day” means any day other than a Friday, a Saturday, a Sunday or other day on which commercial banks in New York, New York, Israel or the Cayman Islands are authorized or required by legal requirements to close.

“Cayman Companies Act” or “Companies Act” means Companies Act (As Revised) of the Cayman Islands.

“Closing” means the consummation of the Business Combination.

“Closing Date” means May 1, 2024, the date on which the Business Combination was consummated.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Law” means the Israeli Companies Law, 5759-1999, as amended from time to time, including the regulations promulgated thereunder, or any other law that may come in its stead, including all amendments made thereto.

“Eligible Nuvo Equityholder” means a holder of a Nuvo Share or a Nuvo Preferred Share, in each case outstanding immediately prior to the Acquisition Effective Time.

“Equity Exchange Ratio” means the quotient obtained by dividing (a) the Equity Value Per Share by (b) the Reference Price.

“Equity Value” means an amount equal to $299,999,993.

“Equity Value Per Share” means an amount equal to (a) the Equity Value divided by (b) the number of Fully Diluted Nuvo Equity Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Governing Documents” means the existing amended and restated memorandum and articles of association of LAMF, as amended.

“Founder Shares” means the LAMF Class B Ordinary Shares held by Sponsor, which were converted into LAMF Class A Ordinary Shares on May 11, 2023.

“Founder Share Conversion” means the conversion of the LAMF Class B Ordinary Shares held by Sponsor into LAMF Class A Ordinary Shares on May 11, 2023.

“Fully Diluted Nuvo Equity Securities” means (a) the Nuvo Shares and Nuvo Preferred Shares, in each case outstanding immediately prior to the Acquisition Effective Time and (b) the Nuvo Shares that, immediately prior to the Acquisition Effective Time are issuable upon the exercise of Nuvo Warrants and Nuvo Options (whether or not vested or currently exercisable), provided, however, that Fully Diluted Nuvo Equity Securities shall not include any (i) Earnout Shares (as defined in the Business Combination Agreement) or (ii) Nuvo Shares issuable upon the conversion of then outstanding Nuvo Preferred Shares.

“Holdco” means Holdco Nuvo Group D.G Ltd., a limited liability company incorporated with limited liability under the laws of the State of Israel to serve as “Holdco” for all purposes under the Business Combination Agreement.

“Holdco Board” means the board of directors of Holdco.

“Holdco Ordinary Shares” means the ordinary shares of Holdco, no par value.

“Holdco Preferred Shares” means the preferred shares of Holdco, which shall be entitled to rights and preferences as is customary for the preferred stock of a company whose stock is traded on a national securities exchange, including those expressly set forth in the “Rights of Company Crossover Preferred Shares” attached as Exhibit E to the Business Combination Agreement and, upon conversion, they shall entitle the holder to receive Holdco Ordinary Shares.

“Holdco Securities” means collectively Holdco Ordinary Shares and Holdco Warrants.

“Holdco Shareholders” means the shareholders of Holdco.

“Holdco Warrant” means a warrant to purchase one Holdco Ordinary Share.

“IASB” means International Accounting Standards Board.

“Interim Financing” means the cross-over interim round of financing by Nuvo, whereby the Nuvo Crossover Preferred Shares were or shall be issued pursuant to the Interim Financing Agreements to the Interim Financing Investors and upon and subject to the Closing, Holdco will issue Holdco Ordinary Shares to the Interim Financing Investors, providing Nuvo with an aggregate of approximately $13,000,000 of gross proceeds.

“Interim Financing Agreements” means the securities purchase agreements entered into by and between Nuvo, Holdco and the Interim Financing Investors in connection with the Interim Financing.

“Interim Financing Investors” means those certain investors in the Interim Financing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means LAMF’s initial public offering of LAMF Units, which was consummated on November 16, 2021.

“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” means Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended.

“LAMF” means LAMF Global Ventures Corp. I, a Cayman Islands exempted company.

“LAMF Board” means the board of directors of LAMF.

“LAMF Class A Ordinary Shares” means LAMF’s Class A ordinary shares, par value $0.0001 per share.

“LAMF Class B Ordinary Shares” means LAMF’s Class B ordinary shares, par value $0.0001 per share.

“LAMF Exchange Ratio” means the exchange of LAMF Ordinary Shares for Holdco Ordinary Shares on a one-for-one basis.

“LAMF Insiders” means the Sponsor and certain officers and directors and advisors of LAMF.

“LAMF Ordinary Shares” means, collectively, the LAMF Class A Ordinary Shares and the LAMF Class B Ordinary Shares.

“LAMF Securities” means, collectively, the LAMF Ordinary Shares, the LAMF Warrants and the LAMF Units.

“LAMF Shareholders” means the holders of LAMF Ordinary Shares.

“LAMF Units” means the 25,300,000 LAMF units issued in connection with the IPO, each of which consists of one LAMF Class A Ordinary Share and one-half of one Public Warrant, outstanding as of the date of the registration statement to which this Report relates.

“LAMF Warrantholders” means holders of the LAMF Warrants.

“LAMF Warrants” means, collectively, the Public Warrants and the Private Placement Warrants.

“LAMF Warrant Agreement” means the Warrant Agreement, dated as of November 10, 2021, by and between LAMF and Continental Stock Transfer & Trust Company, as warrant agent.

“Merger Sub” means H.F.N Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of LAMF.

“Mergers” means the Acquisition Merger and the SPAC Merger.

“Nasdaq” means the Nasdaq Global Market.

“Nuvo” means Nuvo Group Ltd., a limited liability company organized under the laws of the State of Israel.

“Nuvo 2015 Plan” means Nuvo’s 2015 Share Incentive Plan.

“Nuvo Crossover Preferred Shares” means the preferred shares of Nuvo, with par value NIS 0.01 per share, issuable in connection with the Interim Financing.

“Nuvo Convertible Loans” means the convertible loans made by certain investors pursuant to several loan agreements entered into from May 29, 2022 through June 30, 2023 (as amended in August 2023 in connection with the execution of the Business Combination Agreement), by and between Nuvo and each such investor, which loans represent an aggregate principal amount of approximately $7.9 million bear interest at a rate of 2% per month, mature on the later of (i) 24 months from the date of the applicable convertible loan agreement and (ii) the Closing Date, and if the Nuvo Convertible Loans mature on the Closing Date, the principal amount and accrued interest on such loans will be applied to the related Nuvo SAFEs issued to such investors in connection with provision of the Nuvo Convertible Loans.

“Nuvo Loan Amendment” means Nuvo’s obligation under the Business Combination Agreement to amend the Nuvo Convertible Loans to cause each Nuvo Convertible Loan to be automatically converted prior to the Acquisition Effective Time into Nuvo Shares pursuant to the terms of such Nuvo Convertible Loan and under the terms of the Nuvo SAFE Amendment.

“Nuvo Options” means each outstanding and unexercised option to purchase Nuvo Shares, whether or not then vested or fully exercisable, granted prior to the Acquisition Effective Time to any current or former employee, officer, director or other service provider of Nuvo or its direct and indirect subsidiaries.

“Nuvo Optionholders” means the holders of the Nuvo Options.

“Nuvo Preferred Shares” means the Nuvo Crossover Preferred Shares.

“Nuvo SAFEs” means the Simple Agreements for Future Equity of the Company entered into by and between Nuvo and certain investors, service providers and lenders, from June 2020 through April 2023 (as amended in August 2023 pursuant to the Nuvo SAFE Amendment).

“Nuvo SAFE Amendment” means Nuvo’s obligation under the Business Combination Agreement to cause each Nuvo SAFE to be automatically converted prior to the Acquisition Effective Time into Nuvo Shares pursuant to the terms of such Nuvo SAFEs.

“Nuvo Shares” means the ordinary shares of Nuvo, with par value NIS 0.01 per share.

“Nuvo Shareholders” means the shareholders of Nuvo.

“Nuvo Warrants” means the warrants issued on May 20, 2015 by Nuvo, exercisable to purchase up to 45,428 Nuvo Shares at an exercise price per share of NIS 0.01.

“Original Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of November 10, 2021, by and among LAMF, Sponsor and certain other parties thereto.

“PFIC” means passive foreign investment company.

“Private Placement Units” means the 1,106,000 private placement units, purchased by the Sponsor at a price of $10.00 per Private Placement Unit in a private placement consummated concurrently with the closing of the IPO, each consisting of one LAMF Class A Ordinary Share and one-half of one Private Placement Warrant.

“Private Placement Warrants” means the warrants to purchase LAMF Class A Ordinary Shares purchased in a private placement in connection with the IPO, at an exercise price of $11.50 per share.

“Pro Rata Share” means, for each Eligible Nuvo Equityholder, a percentage determined by dividing (a) the sum of (i) the total number of Nuvo Shares issued and outstanding held by such Eligible Nuvo Equityholder immediately prior to the Acquisition Effective Time, plus (ii) the total number of Nuvo Preferred Shares issued and outstanding held by such Eligible Nuvo Equityholder immediately prior to the Acquisition Effective Time, by (b) the total number of Nuvo Shares and Nuvo Preferred Shares issued and outstanding as of immediately prior to the Acquisition Effective Time.

“Public Shareholders” means the holders of the Public Shares.

“Public Shares” means the LAMF Class A Ordinary Shares sold in the IPO (whether such shares were purchased in the IPO as part of the LAMF Units or thereafter in the open market).

“Public Warrants” means the warrants included in the LAMF Units sold in the IPO, each of which is exercisable for one LAMF Class A Ordinary Share, in accordance with its terms, at an exercise price of $11.50 per share.

“Redemption Right” means the right to redeem LAMF Class A Ordinary Shares in connection with the approval of the Business Combination.

“Reference Price” means $10.20.

“Registration Rights Agreement” means the registration rights agreement in the form attached to the Business Combination Agreement as Exhibit C to be entered into at Closing by Holdco, Nuvo, LAMF, Sponsor, certain affiliates and members of the Sponsor and certain Nuvo Shareholders, a copy of which is attached to this Report as Annex E.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Support Agreement” means the Shareholder Support Agreement, dated as of August 17, 2023 by and among LAMF, the Nuvo Shareholders, Nuvo and Holdco, a copy of which is attached to this Report as Annex D.

“SPAC Effective Time” means such time as the SPAC Merger becomes effective.

“SPAC Exchange Ratio” means 1.00, provided, however, that if LAMF and Nuvo mutually agree, for Nasdaq or other applicable exchange listing purposes, then the SPAC Exchange Ratio may be some ratio other than 1.00, in which case any other ratios described in the Business Combination Agreement that would be impacted by such change shall be proportionately adjusted.

“SPAC Merger” means the merger of LAMF with and into Assetco upon the terms and subject to the conditions set forth in the Business Combination Agreement, the plan of merger relating to the SPAC Merger and in accordance with the applicable provisions of the Companies Act, whereupon the separate corporate existence of LAMF will cease and Assetco will continue its existence under the Companies Act as the surviving company.

“Sponsor” means LAMF SPAC Holdings I LLC, a Cayman Islands limited liability company.

“Sponsor Shares” means the LAMF Class A Ordinary Shares and LAMF Class B Ordinary Shares held by Sponsor.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of August 17, 2023 by and among LAMF, Nuvo, Holdco, Sponsor and the LAMF directors and executive officers signatories thereto, a copy of which is attached to this Report as Annex C.

“Trading Day” means any day on which Holdco Ordinary Shares are tradeable on Nasdaq (or the principal securities exchange or securities market on which Holdco Ordinary Shares are then traded).

“Transaction Documents” means, collectively, the Business Combination Agreement, the Sponsor Support Agreement, the Shareholder Support Agreement, Registration Rights Agreement, the Amended Articles, the Interim Financing Agreements, the Warrant Assignment, Assumption and Amendment Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Expenses” means to the extent not paid prior to Closing, all out-of-pocket fees, costs and expenses of counsel, accountants, investment bankers, experts and consultants to a party to the Business Combination Agreement incurred by such party or on its behalf in connection with the consummation of the Transactions or related to the authorization, preparation, negotiation, execution and performance of the Business Combination Agreement, including the preparation, printing and mailing of this Report.

“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by the Business Combination Agreement or any of the other Transaction Documents.

“Trust Account” means the U.S.-based trust account at J.P. Morgan Chase Bank, N.A., with Continental acting as trustee, that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Warrants.

“U.S.” means the United States.

“U.S. GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Warrant Assignment, Assumption and Amendment Agreement” means the warrant assignment, assumption and amendment agreement to be entered into by and among LAMF, Holdco and Continental at the SPAC Effective Time, pursuant to which as LAMF will, subject to the Closing, assign all its rights, title and interest in the LAMF Warrant Agreement to Holdco.

“Working Capital Loans” mean the $550,000 principal amount outstanding as of the Closing under the unsecured convertible promissory note issued by LAMF to the Sponsor on February 2, 2024, which converted pursuant to the terms of such note into 55,000 private placement units of LAMF, consisting of 55,000 LAMF Class A Ordinary Shares and 27,500 private LAMF Warrants immediately prior to the Closing.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The members of our senior management and of our Board of Directors (the “Holdco Board” or the “Board”) upon the consummation of the Business Combination are set forth in the Prospectus, in the section entitled (Holdco Management following the Business Combination,) which is incorporated herein by reference, with the exception of the disclosure contained therein relating to Amit Reches, who remains employed by the Company but is no longer considered by the Company to be an executive officer and a member of senior management as of the Closing. The sole shareholder elected by written resolution Robert Powell, Laurence Klein, Gerald Ostrov, Christina Spade, and Adriana Machado to the Board, effective as of the Acquisition Effective Time. The business address for each of Company’s directors and officers is 94 Yigal Alon St., Tel Aviv, Israel 6789155.

B.	Advisors

Greenberg Traurig, P.A. (“Greenberg”), 333 SE 2nd Avenue, Suite 4400, Miami, Florida 33131 has acted as U.S. legal counsel and Meitar Law Offices (“Meitar”), 16 Abba Hillel Silver Rd.Ramat-Gan 52506, Israel has acted as local counsel in Israel to both Nuvo and Holdco and will act as counsel to Holdco following the Closing.

C.	Auditors

Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, acted as Nuvo’s independent registered public accounting firm for the years ended December 31, 2023, 2022, and 2021.

Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited has been appointed as the independent registered public accounting firm of the Company following the Business Combination.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2023, after giving effect to the Business Combination and the Bridge Financing. This table should be read together with the unaudited pro forma condensed combined financial information of the Company, which is attached hereto as Exhibit 15.2.

As of December 31, 2023
(USD) in thousands
Cash and cash equivalents	2,119

Debt:
Nuvo Convertible Loans	-
Bridge Financing	6,037
Total debt	6,037

Equity:
Holdco Ordinary shares	27,165
Additional paid-in capital	71,054
Accumulated deficit	(155,196)
Total shareholders’ equity	(56,978)
Total capitalization	(50,940)

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Prospectus in the section entitled (Risk Factors) and are incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal entity named Holdco Nuvo Group D.G Ltd. was incorporated under the laws of the State of Israel on July 20, 2023 solely for the purpose of effectuating the Business Combination, which was consummated on May 1, 2024. See “Explanatory Note” above for further details about the Business Combination. See also a description of the material terms of the Business Combination as described in the Prospectus in the sections entitled, “The Business Combination Proposal” and “The Business Combination Agreement.” Prior to the Business Combination, Holdco owned no material assets and did not operate any businesses. Holdco is a limited liability company incorporated and existing under the laws of the State of Israel.

The principal place of business and mailing address of Holdco is 94 Yigal Alon St., Tel Aviv, Israel 6789155, and its telephone number is 734-717-2416. Holdco’s principal website address is www.nuvocares.com. The information contained on, or accessible through, Holdco’s website is not incorporated by reference into this Report, and you should not consider it a part of this Report.

Holdco is subject to certain of the informational filing requirements of the Exchange Act. Since Holdco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Holdco are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Holdco Ordinary Shares. For further information see Item 6.C. “Board Practices” below regarding certain exemptions from Nasdaq listing rules upon which Holdco will rely as a foreign private issuer. In addition, Holdco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. Holdco is also an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. However, Holdco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Holdco files with or furnishes electronically to the SEC.

B.	Business Overview

Prior to the Business Combination, Holdco did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the Closing, Holdco became the direct parent of, and conducts its business through, Nuvo.

Information regarding the business of Nuvo is included in the Prospectus in the section entitled “Business of Nuvo,” which is incorporated herein by reference, and in Item 5 “Operating and Financial Review and Prospects” below.

C.	Organizational Structure

Upon consummation of the Business Combination, LAMF merged with and into Assetco, with Assetco as the surviving company of the SPAC Merger, Merger Sub merged with and into Nuvo, with Nuvo as the surviving company of the Acquisition Merger and wholly owned subsidiary of Holdco. After the SPAC Merger and the Acquisition Merger, the SPAC Surviving Company distributed any amounts remaining in LAMF’s trust account to Holdco and was then liquidated. The organizational structure of the Company after the Mergers is included on page 12 of the Prospectus and is incorporated herein by reference.

D.	Property, Plants and Equipment

Information regarding the facilities of Nuvo is included in the Prospectus in the section entitled “Business of Nuvo—Facilities,” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Following and as a result of the Business Combination, the business of Holdco is conducted through Nuvo, its direct, wholly-owned subsidiary.

We believe Nuvo has the potential to become a leader in remote fetal monitoring for pregnancy care. We are leading the transformation from a world where pregnancy care is limited by outdated technology and barriers to accessing care to a world where data-driven, clinically relevant, actionable insights can be accessed both at home and in the clinic, during the INVU monitoring period, by an expectant mother and her clinician. Current poor fetal and maternal health outcomes, limited accessibility to care, and soaring costs all indicate the need for a change in the way that pregnancies are monitored and managed, and we believe Nuvo’s innovative solution, which we refer to as our INVU platform, is the only solution that is positioned to address complete accessibility to care while looking significantly deeper into the pregnancy than standard of care solutions do today. Recognizing that the tools used today to monitor and manage pregnancies may not be the same tools used a decade from now, Nuvo believes its solution is well positioned to be at the forefront of this market shift. Strategically, Nuvo’s platform is currently being commercialized by tapping into a key part of the pregnancy journey, fetal non-stress tests (“NSTs”), by enabling these tests to be conducted remotely with clinical accuracy that has been demonstrated to be equivalent to the standard of care based off of our clinical studies and consumer-grade ease of use. NSTs are medically necessary pregnancy screening procedures that measure fetal heart rate and reaction to movement to assess fetal well-being. NSTs are most commonly conducted with cardiotocography (“CTG”) machines, which were designed for intrapartum monitoring in clinics by experienced healthcare professionals. Through a combination of advanced wearable technology, AI & machine learning, and compelling user experiences (for expectant mothers and clinicians), INVU by NuvoTM (“INVU”) enables increased access to care, deeper insights into maternal-fetal health, reduced clinical staff burden, and improved patient satisfaction.

INVU is composed of a hardware component (wearable), with digital signal processing and cloud analytics, and interfaces for every participant involved in the pregnancy care. The hardware component of our INVU platform is a proprietary self-administered wireless sensor band that clinicians prescribe to expectant mothers who wear the sensor band during virtual visits to capture real-time data on key maternal and fetal health metrics. During these visits, a live reading allows the expectant mother to access simplified data and insights via the paired INVU application. Our wireless sensor band captures a unique set of in-depth physiological data from the expectant mother and unborn baby in a passive manner, without sending energy signals into the womb. Next, the data is digitized and sent wirelessly for analysis on our cloud-based servers by our sophisticated algorithms. Today, when obstetrics clinicians connect to our INVU platform, they have access to a digital dashboard that contains fetal and maternal heart rate and uterine activity tracings recorded during the session and data derived from these measurements for all expectant mothers and unborn babies in their care that use our INVU platform. This data is comparable to the fetal surveillance procedures that normally occur once or twice weekly in the last trimester of pregnancies that have some indication for risk. According to a study in the American Journal of Obstetrics and Gynecology (“AJOG”) analyzing approximately ten million pregnancies, 38% were identified as low risk and 62% were identified as high risk for unexpected complications.

The following discussion and analysis summarizes the significant factors affecting the operating results, financial condition, liquidity and cash flows of Nuvo as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our audited financial statements as of and for the years ended December 31, 2023, 2022 and 2021 and the related notes thereto included elsewhere in this Report. Unless otherwise noted, all references in this Item 5 to “we,” “us” or “our” refer to the business of Nuvo prior to the consummation of the Business Combination.

The following discussion and analysis contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D. “Risk Factors” contained in this Report.

A.	Operating Results

Components of Our Results of Operations

Revenues

During the year ended December 31, 2023, we started to generate revenues from product sales and services. While still minimal as of that date, we have also entered into a series of commercial contracts which we believe will generate increasing levels of revenue for our business in the future. For additional information, see “Business — Commercial Relationships section of the Prospectus.”

Costs of Revenue

Costs of revenue include primarily cost of raw materials, direct labor, contract manufacturing expenses, and in-bound and internal shipping and handling expenses.

Gross Profit (Loss) and Gross Margin

Gross margin reflects our gross profit divided by revenue.

Operating Expenses

Our operating expenses since inception have consisted of research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

The largest component of our total operating expenses has historically been our investment in research and development activities. We conduct our research and development primarily in-house, and we also contract with third-party vendors to conduct supplemental research, such as that related to the data generated by the INVU platform and certain of our strategic partners, and to assist with preparation of publications thereon. Research and development expenses consist mainly of costs incurred in connection with the research and development of our products and related clinical and regulatory activities. These expenses include:

●	employee-related expenses, including salaries, related benefits and share-based compensation expenses for employees engaged in research and development activities;

●	expenses incurred in connection with the development of our products, including payments made pursuant to agreements with third parties, such as outside consultants related to development process and manufacturing activities;

●	costs of components and materials;

●	costs of external testing facility;

●	facilities, depreciation and other expenses, including direct or allocated expenses for rent and maintenance of facilities, as well as insurance costs;

●	costs related to compliance with regulatory requirements; and

●	expenses related to clinical activities.

We recognize research and development expenses to the statement of operations as they are incurred. Research and development activities are central to our business. We expect that our research and development expenses will be consistent over the next several years as we continue developing various aspects of our INVU platform, including without limitation: hardware, algorithmic engines, machine learning and AI modules, cloud-based infrastructure and product user experience/user interface, or UX/UI design.

At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete all the future development of our products. This uncertainty is due to the numerous risks and uncertainties associated with product development, including the uncertainty of:

●	the timing and progress of development activities;

●	our ability to maintain our current research and development programs and to establish new ones;

●	the receipt of regulatory approvals from applicable regulatory authorities;

●	the timing, receipt and terms of any marketing clearances and approvals from applicable regulatory authorities;

●	our ability to establish new licensing or collaboration arrangements;

●	the performance of our future collaborators, if any;

●	establishing and maintaining commercial manufacturing capabilities or making arrangements with third-party manufacturers;

●	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

●	the costs associated with compliance in the heavily regulated healthcare industry, changes to which could result in increased costs and/or reduced revenue, significantly and adversely affecting our business and future product development; and

●	maintaining a continued acceptable safety profile of the products following approval.

Any changes in the outcome of any of these variables with respect to the development of our products could result in a significant change in the costs and timing associated with the development of these products.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related benefits and share-based compensation for employees engaged in sales and marketing activities, as well as public relations and marketing expenses, allocated expenses for rent and maintenance of facilities and insurance costs.

We expect that our sales and marketing expenses will increase as we expand our sales, marketing and sales support teams and increase sales and marketing activity in the United States, as we attempt to accelerate adoption and commercialization of our INVU platform. We expect that the staff growth will also increase share-based compensation expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits and share-based compensation, as well as other expenses, direct or allocated, for rent, maintenance of facilities, utilities, insurance and professional fees for legal, IP, consulting, accounting and audit services.

We expect that our general and administrative expenses will increase as a result of our planned growth and while operating as a public company, including expenses related to SEC compliance and Nasdaq listing, additional insurance, investor relations activities and the need for additional administrative and professional services, such as accounting, legal, regulatory and tax.

We also expect our administrative expenses, including share-based compensation expenses, to increase as we increase our headcount, expand our facilities and enhance our information technology to support our operations as a public company.

During the years ended December 31, 2023, 2022, and 2021, general and administrative expenses also included certain accrued expenses derived from our obligation to pay any taxes resulting from the exercise of certain options granted to our former Chief Innovation Officer and any taxes resulting from the sale from the shares underlying such options.

Financial Income (Expenses), Net

Financial income (expenses) consists primarily of the exchange rate difference between U.S. dollars and NIS, as well as commissions paid in connection with our financing activities during the years ended December 31, 2023, 2022, and 2021.

For the years ended December 31, 2023 and 2022, financial expenses consisted primarily of fundraising costs and commissions paid in connection with SAFE investments.

Provision for Income Taxes

Since our inception, we have not recorded any tax benefits for the net losses we incurred in any year due to the uncertainty of realizing a benefit from those losses. As of December 31, 2023, we had a net operating loss carryforward of $(76,689) for which a full valuation allowance was provided.

We account for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

We have recognized a full valuation allowance in respect of deferred income tax assets.

Recently Issued and Adopted Accounting Standards

See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more information.

Emerging Growth Company Status

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” The JOBS Act permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. Such companies may use this extended transition period under the JOBS Act until the earlier of the date it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the financial statements of an “emerging growth company” may not be comparable to companies who have adopted new or revised accounting pronouncements.

Following the Business Combination, Holdco will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Closing, (b) in which Holdco has total annual gross revenue of at least $1.235 billion or (c) in which Holdco is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, and (ii) the date on which Holdco has issued more than $1.00 billion in non-convertible debt during the prior three-year period.

Results of Operations

Results of Operations for the years ended December 31, 2023 and 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022.

	Year Ended December 31,		Change
	2023	2022	$	%
	(dollars in thousands)
Revenues	$176	$-	$176	NM
Cost of revenues	191	-	191	NM
GROSS LOSS	(15)	-	(15)	NM
Operating expenses
Research and development, net	8,324	9,893	(1,569)	(15.9)%
Sales and marketing	3,221	4,752	(1,531)	(32.2)%
General and administrative	5,073	6,161	(1,088)	(17.7)%
Total operating expenses	16,618	20,806	(4,188)	(20.1)%
LOSS FROM OPERATIONS	(16,633)	(20,806)	4,173	(20.1)%
Change in fair value of financial instruments	(18,017)	971	(18,988)	(1,955.5)%
Other financial expenses, net	(44)	(69)	25	(36.2)%
LOSS BEFORE TAX EXPENSE (BENEFIT)	(34,694)	(19,904)	(14,790)	74.3%
TAX EXPENSES (BENEFIT)	(1,039)	775	(1,814)	(234.1)%
TOTAL COMPREHENSIVE LOSS	$(33,655)	$(20,679)	$(12,976)	62.7%

NM denotes percentages that are not meaningful.

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the years presented:

	Year Ended December 31,		Change
	2023	2022	$	%
	(dollars in thousands)
Research and Development Expenses:
Salaries and wages	$4,734	$5,557	$(823)	(14.8)%
Share-based compensation	1,346	1,664	(318)	(19.1)%
Rent, office and utilities, software licenses and communication	1,740	1,834	(94)	(5.1)%
Professional services	486	556	(70)	(12.6)%
Other	18	359	(341)	(95.0)%
Research and development, gross	$8,324	$9,970	$(1,646)	(16.5)%
Less - participation of R&D expenses	-	(77)	77	(100.0)%
Total research and development, net	$8,324	$9,893	$(1,569)	(15.9)%

Research and development expenses decreased by $1.6 million, or 15.9%, during the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was mainly attributable to a decrease in salaries and wages of $0.8 million, a decrease in share-based compensation of $0.3 million, and a decrease in other expenses of $0.3 million. The overall decrease in expenses was part of our cost cutting initiative deployed to adjust our operations to the challenging fundraising environment during 2023 and 2022.

Sales and Marketing Expenses

The table below summarizes our sales and marketing expenses incurred during the years presented:

	Year Ended December 31,		Change
	2023	2022	$	%
	(dollars in thousands)
Sales and Marketing Expenses:
Salaries and wages	$2,130	$2,456	$(326)	(13.3)%
Share-based compensation	508	1,787	(1,279)	(71.6)%
Marketing and business development	583	509	74	14.5%
Total sales and marketing expenses	$3,221	$4,752	$(1,531)	(32.2)%

Sales and marketing expenses decreased by $1.5 million, or 32.2%, during the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was primarily attributable to a decrease of $1.3 million in share-based compensation expense and a decrease of $0.3 million in salaries and wages, due to cost cutting initiatives deployed to adjust our operations to the challenging fundraising environment during 2023 and 2022.

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred during the years presented:

	Year Ended December 31,		Change
	2023	2022	$	%
General and Administrative Expenses:
Salaries and wages	$1,039	$1,508	$(469)	(31.1)%
Share-based compensation	1,241	4,323	(3,082)	(71.3)%
Change in fair value of commitment to shareholder	(1,036)	(1,500)	464	(30.9)%
Rent, office and utilities, software license and communication	48	1,079	(1,031)	(95.6)%
Professional services	3,747	441	3,306	749.7%
Other	34	310	(276)	(89.0)%
Total general and administrative expenses	$5,073	$6,161	$(1,088)	(17.7)%

General and administrative expenses decreased by $1.1 million, or 17.7%, during the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was primarily attributable to a decrease of $3.1 million in share-based compensation expense, a decrease of $0.5 million in salaries and wages, and $1.0 million in rent, office, utilities, software licenses, and communication, and a decrease of $0.3 million in other expenses due to cost cutting initiatives deployed to adjust our operations to the challenging fund-raising environment during 2023 and 2022. The decreases were partially offset by an increase of $3.3 million professional services during the year ended December 31, 2023 incurred in connection with the pending Business Combination as well as an increase of $0.5 million in change in fair value of commitment to shareholder calculated based on the decrease in the Company’s 409A valuation.

Operating Loss

For the year ended December 31, 2023, our operating loss decreased by $4.2 million, or 20.1%, from $20.1 million during the year ended December 31, 2022 to $16.6 million during the year ended December 31, 2023. This reduction is mainly driven by a reduction in work-force as well as other general cost cutting initiatives taken in light of a difficult funding environment during 2023 and 2022.

Change in Fair Value of Financial Instruments

The gain of $1.0 million from the change in fair value of financial instruments during the year ended December 31, 2022 decreased by $19.0 million to a loss of $18.0 million during the year ended December 31, 2023 due to the decline in the Company’s valuation applied to the Nuvo Crossover Preferred Shares and SAFE financial instruments recorded on the Company’s balance sheet.

Other Financial Expenses, Net

Other financial expenses, net decreased by $25 thousand, or 36.2% from $69 thousand during the year ended December 31, 2022 to $44 thousand during the year ended December 31, 2023.

Tax expenses (benefit)

Tax expenses (benefit) increased by $1.8 million, or 234.1%, from a tax expense of $0.8 million during the year ended December 31, 2022 to a tax benefit of $1.0 million during the year ended December 31, 2023, due to a reversal of a portion of the Company’s uncertain tax position liabilities.

Results of Operations

Results of Operations for the years ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021.

	Year Ended December 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Operating expenses
Research and development, net	$9,893	$10,470	$(577)	(5.5)%
Sales and marketing	4,752	2,369	2,383	100.6%
General and administrative	6,161	14,727	(8,566)	(58.2)%
Total operating expenses	20,806	27,566	(6,760)	(24.5)%
LOSS FROM OPERATIONS	(20,806)	(27,566)	6,760	(24.5)%
Change in fair value of financial instruments	971	(5,948)	6,919	(116.3)%
Other financial expenses, net	(69)	(565)	496	(87.8)%
LOSS BEFORE TAX EXPENSE (BENEFIT)	(19,904)	(34,079)	14,175	(41.6)%
TAX EXPENSES (BENEFIT)	775	433	342	79.0%
TOTAL COMPREHENSIVE LOSS	$(20,679)	$(34,512)	$13,833	(40.1)%

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the years presented:

	Year Ended December 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Research and Development Expenses:
Salaries and wages	$5,557	$5,293	$264	5.0%
Share-based compensation	1,664	2,784	(1,120)	(40.2)%
Rent, office and utilities, software licenses and communication	1,834	1,924	(90)	(4.7)%
Professional services	556	215	341	158.6%
Other	359	254	105	41.3%
Research and development, gross	$9,970	$10,470	$(500)	(4.8)%
Less - participation of R&D expenses	(77)	-	(77)	NM
Total research and development, net	$9,893	$10,470	$(577)	(5.5)%

Research and development expenses decreased by $0.6 million, or 5.5%, in 2022 compared to 2021. The decrease was mainly attributable to a decrease in share-based compensation in the amount of $1.1 million during the year ended December 31, 2022 and a decrease in rent, office and utilities, software licenses and communication expenses of $0.1 million during that year. Such decrease in research and development expense was partially offset by increased salaries and wages of $0.3 million in 2022 compared to the prior year mainly attributable to growth in our Clinical and Regulatory team as well as an increase of $0.3 million in professional services expenses. The overall decrease in expenses was part of our cost cutting initiative deployed to adjust our operations to the challenging fundraising environment during 2022.

Sales and Marketing Expenses

The table below summarizes our sales and marketing expenses incurred during the years presented:

	Year Ended December 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Sales and Marketing Expenses:
Salaries and wages	$2,456	$1,638	$818	49.9%
Share-based compensation	1,787	449	1,338	298.0%
Marketing and business development	509	282	227	80.5%
Total sales and marketing expenses	$4,752	$2,369	$2,383	100.6%

Sales and marketing expenses increased by $2.4 million, or 100.6%, in 2022 compared to 2021. This increase was primarily attributable to an increase in share-based compensation in the amount of $1.3 million and increase in salaries and wages of $0.8 million, which resulted from an increase in headcount of employees to support the growth of our marketing activities.

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred during the years presented:

	Year Ended December 31,		Change
	2022	2021	$	%
General and Administrative Expenses:
Salaries and wages	$1,508	$1,300	$208	16.0%
Share-based compensation	4,323	6,517	(2,194)	(33.7)%
Change in fair value of commitment to shareholder	(1,500)	3,445	(4,945)	(143.5)%
Rent, office and utilities, software license and communication	1,079	597	482	80.7%
Professional services	441	496	(55)	(11.1)%
Other	310	2,372	(2,062)	(86.9)%
Total general and administrative expenses	$6,161	$14,727	$(8,566)	(58.2)%

General and administrative expenses decreased by $8.6 million, or 58.2%, in 2022 compared to 2021. The decrease was primarily attributable to a decrease of $4.9 million in a commitment to a shareholder of Nuvo resulting from an agreement with our founder and former Chief Executive Officer as well as a decrease of $2.2 million in share-based compensation. This agreement was entered into as part of the termination of the founder’s employment agreement with the Company. Additionally, there was a decrease of $2.1 million in other expenses related to one-time fees related to our public filings in 2021 in connection with a potential initial public offering. The reduction in general and administrative expenses was partially offset by an increase of $0.2 million in salaries and wages, which was mainly due to the salary to our then-new Chief Executive Officer as well as an increase of $0.5 million in rent, office and utilities, software license and communication.

Operating Loss

For the year ended December 31, 2022 our operating loss decreased to $20.8 million from $27.6 million in the prior year. This decrease of $6.8 million represents a 24.5% reduction in operating expenses for the year ended December 31, 2022 over the prior year. This reduction is mainly driven by one-off expenses associated with the Company’s public filings in 2021 in connection with a potential initial public offering, as well as cost cutting initiatives taken in light of a difficult funding environment during the 2022 calendar year.

Financial Expenses, Net

Financial expenses, net in 2022 were mainly derived from $0.2 million of bank commission related to exchanging funds from U.S. dollars to NIS. These expenses were partly offset by favorable movement in the exchange rate between the NIS and the U.S. dollar because most of our cash is denominated in U.S. dollars while most of our employees are paid in NIS.

B.	Liquidity and Capital Resources

Sources of Liquidity

Since our inception and through December 31, 2022, we had not generated any revenue from product sales or otherwise and have incurred significant operating losses and negative cash flows from operations. During the year ended December 31, 2023, we began to generate revenue. However, we continue to incur signification operating losses and negative cash flows from operations. During the years ended December 31, 2023, 2022, and 2021, we incurred net losses of $33.7 million, $20.7 million and $34.5 million, respectively. As of December 31, 2023, we had an accumulated deficit of approximately $143.8 million and working capital, which is defined as current assets minus current liabilities, of approximately $(29.4) million. As of December 31, 2023, our primary sources of liquidity were cash and cash equivalents totaling $0.6 million. We expect to incur additional losses and operating expenses in future periods. As we hire incremental sales and marketing personnel and focus resources on building the commercial aspects of our business, we expect to continue to incur significant research and development expenses associated with moving our current product offering forward, including personnel related expenses and costs of conducting preclinical studies and clinical trials. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff in connection with our transition to a public company. We have funded our operations to date primarily with proceeds from the sale of our ordinary shares, sale of our redeemable crossover preferred shares, SAFEs, Convertible Loans and Bridge Loans. Our future funding needs and related risks are discussed in further detail under “— Funding Requirements” below.

From June 2020 through the year ended December 31, 2023, we entered into certain Simple Agreements for Future Equity (the “Nuvo SAFEs”), which are characterized as liabilities, with several existing shareholders and new investors.

The Nuvo SAFEs were divided into three types:

1.	SAFEs entered into prior to April 26, 2021, for approximately $15 million, which provided for conversion of the respective SAFE at a price per share representing the lower of (a) $200 million pre-money valuation cap; or (b) a 15% discount rate on the price per share paid by the investors at the future financing round (whichever calculation results in the issuance of the greater number of shares to the SAFE holder);

2.	SAFEs entered into on or after April 26, 2021 and before July 4, 2022 for approximately $8 million, which originally provided conversion of the respective SAFE at a price per share representing the lower of (a) a $625 million pre-money valuation cap; or (b) a 25% discount rate on the price per share paid by the investors at the future financing round (whichever calculation results in the issuance of the greater number of shares to the SAFE holder). All of these SAFEs, except SAFEs representing investment of $0.2 million, have been amended to provide for a $400 million pre-money valuation cap (instead of $625 million); and

3.	SAFEs entered into on or after May 29, 2022 in connection with the entry into the Nuvo Convertible Loans (as defined and described below), which provide conversion of the respective SAFE at a price per share representing the lower of (a) a $350 million pre-money valuation cap; or (b) a 25% discount rate on the price per share paid by the investors at the future financing round (whichever calculation results in the issuance of the greater number of shares to the SAFE holder).

The Nuvo SAFEs contain certain triggering events which provide for the conversion of the Nuvo SAFEs into shares as follows: (i) an equity financing in which the Company issues and sells shares for an aggregate consideration of at least $20 million or, with respect to the Nuvo SAFEs described in section 3 above, $15 million (“Equity Financing”) or (ii) either a change of control transaction or an initial public offering, whichever occurs sooner, which in each case is referred to as a “Liquidity Event.” Upon the occurrence of a Liquidity Event, the respective SAFE investor will, at its discretion, receive either a cash payment or shares of the then existing most senior series, which conversion into shares will be based on a conversion price per share based on the pre-money valuation cap of the respective Nuvo SAFE, or, in the case of the Nuvo SAFEs listed in section 3 above, the amount received by either the Company or its shareholders multiplied by 75%, divided by our outstanding capitalization in effect immediately prior to the Liquidity Event, calculated on an as-converted and fully diluted basis. In addition, given that a Liquidity Event, such as a change of control transaction, is not at our determination, such Nuvo SAFEs are characterized as liabilities. In connection with the entry into the Business Combination Agreement, the SAFEs were amended as described in further detail below.

From May 29, 2022 through the year ended December 31, 2022, Nuvo entered into several loan agreements (the “Nuvo Convertible Loans”) with certain investors, representing an aggregate principal amount of approximately $7.4 million, out of which an aggregate principal amount of $2.4 million was lent to Nuvo by related parties. The Nuvo Convertible Loans bear interest at a rate of 2% per month, payable at the maturity date (unless the holder elects to have any portion of the interest applied to the SAFEs as described below), and mature 12 months from the date of the applicable Nuvo Convertible Loan agreement, which maturity can be extended at Nuvo’s option by an additional 12 months. If Nuvo elects to extend the maturity date of a Nuvo Convertible Loan, the applicable lender shall receive a one-time extension fee equal to 20% of the loan principal amount, which shall be applied to the “purchase amount” of the SAFE issued to each Nuvo Convertible Loan lender (the “Extension Fee”). The Nuvo Convertible Loans may be prepaid by Nuvo in whole or in part at any time without prepayment penalty.

As an incentive to provide the Nuvo Convertible Loans, each Nuvo Convertible Loan investor received a SAFE in connection with entry into the Nuvo Convertible Loan agreement, representing a SAFE “purchase amount” equal to 20% of such respective investor’s Nuvo Convertible Loan’s principal loan amount, which purchase amount may be increased by (i) any amount of the Nuvo Convertible Loan’s principal and/or any accrued and unpaid interest thereon at the investor’s option and (ii) the Extension Fee.

Upon the occurrence of an equity investment in Nuvo in the aggregate amount of at least $15 million, Nuvo shall repay the outstanding principal and accrued but unpaid interest on the Nuvo Convertible Loans, unless an investor has exercised its option to convert the Nuvo Convertible Loan’s principal and/or interest into the related SAFE’s purchase amount.

From August through October 2023, the Company signed several agreements to issue Redeemable Crossover Preferred Shares at a per share issuance price of $7.0265 for total proceeds of $13.0 million. Upon the consummation of a de-SPAC transaction, the Redeemable Crossover Preferred Shares will be converted to Holdco preferred shares with the same rights associated to those shares of Holdco.

As a result of the Business Combination, Nuvo’s current shareholders might face substantial dilution through the conversion of currently outstanding Nuvo SAFEs and the Nuvo Convertible Loans, as well as the Crossover Preferred round. The SAFE holders and Nuvo Convertible Loan holders will be required to consent to different elements of the Business Combination. Without the required consent, it is possible that the contemplated transaction will not close.

In August and September 2023, Nuvo obtained the necessary corporate consents for the amendment of the Nuvo SAFEs (the “Nuvo SAFE Amendment”), which was intended, inter alia, (a) to equalize the economic conversion terms across the different types of the Nuvo SAFEs described above, such that: (1) the discount rate in all Nuvo SAFEs shall be 25% and (2) the pre-money valuation cap in all Nuvo SAFEs shall be $200 million; and (b) to set the conversion terms of the Nuvo SAFEs in connection with the consummation of the Business Combination (which shall not otherwise constitute a Liquidity Event pursuant to the terms of the Nuvo SAFE Amendment), such that, upon the consummation of the Business Combination, the Nuvo SAFEs will automatically convert into Nuvo Shares based on a price per share representing the lower of (1) a $150 million pre-money valuation cap, or (2) a 25% discount on the price per share imputed to the Nuvo Shares pursuant to the Business Combination Agreement (whichever results in the issuance to the Nuvo SAFE holder of a greater number of Nuvo Shares). Accordingly, at the Closing, Nuvo issued approximately 3.56 million Nuvo Shares in satisfaction and discharge of its obligations under the Nuvo SAFEs, in accordance with the provisions of the Nuvo SAFE Amendment.

In August and September 2023, Nuvo obtained the necessary corporate consents for the Nuvo Loan Amendment, such that, in exchange for the Extension Fee under the original loan terms, the maturity date of each Nuvo Convertible Loan was extended to the earlier of the second anniversary of the applicable loan or the Closing. In addition, pursuant to the Nuvo Loan Amendment, each lender has agreed to apply the principal amount of the Nuvo Convertible Loan, the accrued and unpaid interest thereon and the Extension Fee to the purchase amount of the related Nuvo SAFE described in section 3 above. As such, in connection with the Closing, Nuvo’s repayment obligations under the Nuvo Convertible Loans converted to an aggregate SAFE purchase amount of approximately $12.55 million, which then converted, pursuant to the terms of the Nuvo SAFE Amendment, into approximately 1.89 million Nuvo Shares which was exchanged for Holdco Shares pursuant to the terms of the Business Combination Agreement.

In November and December 2023, the Company entered into several Bridge Loan term sheets with respect to Bridge Financing Notes and received cash from certain investors, representing an aggregate principal amount received of $2.050 million, out of which $0.4 million was lent to Nuvo by related parties. The Nuvo Bridge Notes bear interest at a rate of 15% per annum with a maturity date of 12 months from issuance date, the closing of the de-SPAC or IPO, or the closing of a Qualified Financing. While interest will be payable in cash at the maturity date, investors may choose to receive the principal amount in cash or to convert the Principal Amount into ordinary shares of the Company at a price per share of $7.0265. Bridge Financing Notes executed by certain investors for the cash received by December 31, 2023 provide for a total of 1,112,930 warrants, of which 796,938 and 315,947 will expire on the 3-year anniversary and 4-year anniversary of the issuance date, respectively. Of the 1,112,930 total warrants, 113,855 were due to related parties.

As of the date hereof, approximately $7.6385 million in principal amount of Bridge Financing Notes has been received by Nuvo.

From March 24, 2024 through April 8, 2024, Nuvo entered into amendments to all of the existing Bridge Financing Notes representing $6.5732 million principal amount of the Bridge Financing Notes, to extend the maturity dates thereof (the “Bridge Financing Notes Amendments”). All new Bridge Financing Notes since April 8, 2024 include the amended maturity definition. Prior to the Bridge Financing Notes Amendments, the Bridge Financing Notes were scheduled to mature on the earlier of (i) twelve months from the issuance date thereof, (ii) the closing of the Business Combination, (iii) the closing of an initial public offering, or (iv) the closing of a bona fide financing by Nuvo for the principal purpose of raising capital, through the sale of Nuvo securities in whatever form or type (whether debt or equity) that raises in excess of $10,000,000 in gross proceeds. Pursuant to the Bridge Financing Notes Amendments, the maturity date of the amended Bridge Financing Notes was revised to be the earlier of (i) twelve months from the issuance date thereof, (ii) six (6) months following the closing of the Business Combination, (iii) six (6) months following the closing of an initial public offering, or (iv) the closing of a bona fide financing by Nuvo for the principal purpose of raising capital, through the sale of Nuvo securities in whatever form or type (whether debt or equity) that raises in excess of $25,000,000 in gross proceeds.

Each Bridge Financing Note is secured by all of Nuvo’s intellectual property, and Nuvo is in the process of filing collateral assignments/financing statements with Nuvo’s Registrar in Israel and with the United States Patent & Trademark Office. Gaingels 10x Capital Diversity Fund I, LP, a Bridge Financing Holder and an affiliate of a member of the Sponsor serves as collateral agent with respect to the collateral securing the Bridge Financing Notes. Upon the occurrence of any event of default described therein, the outstanding balance under the Bridge Financing Notes shall become immediately due and payable upon election of the Bridge Financing Holder and following a written demand notice sent to Nuvo.

In consideration for the services to be rendered under certain advisory services agreements between the Bridge Financing Holders and Nuvo, Nuvo issued a warrant to each Bridge Financing Holder, whereby the Bridge Financing Holder is given the right to purchase such number of Nuvo Shares (or, post-Closing, Holdco Ordinary Shares after applying the equity exchange ratio of 96.139%) equal to (2x) the principal amount of the Holder’s Bridge Financing Note divided by the same price per share noted above (i.e., $7.0265), at an exercise price of NIS 0.01.

The initial agreement with a certain investor to obtain bridge loan financing in the amount of $1.0 million required, as a condition of the funding, the Company to obtain $2.0 million of additional financing from third parties within 30 days of the issuance of the note. The Company met this condition in January 2024.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2022
	(dollars in thousands)
Net cash provided by (used in):
Operating activities	$(14,956)	$(13,471)
Investing activities	(38)	(277)
Financing activities	14,444	9,825
Net decrease in cash, cash equivalents, and restricted cash	$(550)	$(3,923)

Net Cash Used in Operating Activities

Net cash used in operating activities during the year ended December 31, 2023 was $15.0, and consisted primarily of our net loss of $33.7 million, partially offset by non-cash charges of $20.3 million. These non-cash charges consisted of $18.0 million resulting from remeasurement of financial instruments associated with the Company’s Crossover Preferred Shares and SAFEs, $3.1 million of share-based compensation expense, and $0.2 million of depreciation and amortization, partially offset by $1.0 million change in fair value of commitment to shareholder. Please see Notes 2 and 9 of our audited financial statements included elsewhere in this Report for more information on the accounting treatment of the SAFEs. The net cash outflows from changes in operating assets and liabilities were primarily the result of an increase of $0.6 million for other assets, a decrease of $0.3 million for convertible loans, and a decrease of $0.2 million for accrued severance pay, and a decrease of $0.4 million for other accounts payable.

Net cash used in operating activities during the year ended December 31, 2022 was $13.5 million, consisting primarily of our net loss of $20.7 million, partially offset by non-cash charges of $5.8 million. These non-cash charges consisted primarily of $7.8 million of share-based compensation, depreciation and amortization of $0.5 million, partially offset by a charge for the remeasurement of financial instruments of $1.0 million resulting from the SAFEs classification as a liability at fair value and adjustments made to their fair value at each reporting period, and by a $1.5 million change in fair value of commitment to shareholder. The net cash inflows from changes in operating assets and liabilities were primarily the result of an increase of $0.6 million for trade payables and $1.2 million of other accounts payable partially offset by an increase of $0.4 million of other current assets.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $38 thousand, due to the purchase of computers and payments for production equipment.

Net cash used in investing activities for the year ended December 31, 2022 was $0.3 million, due to the purchase of computers and payments for production equipment.

Net Cash Used in Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $14.4 million, consisting primarily of $13.0 million proceeds from the issuance of redeemable crossover preferred shares, $2.0 million of proceeds from the issuance of bridge loan and warrants, and $0.5 million proceeds from the issuance of our Nuvo Convertible Loans. This was partially offset by $1.1 million repayment of convertible loans during the year ended December 31, 2023.

Net cash provided by financing activities during the year ended December 31, 2022 was $9.8 million, consisting primarily of $7.4 million of proceeds from the issuance of our Nuvo Convertible Loans and $2.4 million of proceeds from the issuance of SAFEs, net of issuance costs.

Funding Requirements

Because of the numerous risks and uncertainties associated with manufacture, research, development and commercialization of products, we are unable to estimate the exact amount of our capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

●	the scope, progress, results and costs of researching and developing our INVU platform;

●	the costs, timing and outcome of regulatory approval for additional features of our INVU platform and any future products, or for marketing authorization for any new countries or markets;

●	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for our INVU platform;

●	commercial manufacturing, shipping, and distribution of our products and sufficient inventory to support commercial launch;

●	the scope, progress and costs of developing a sales and marketing network in the United States;

●	the cost and timing of hiring new employees to support our continued growth;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the ability to establish and maintain collaborations on favorable terms, if at all;

●	the timing, receipt and amount of sales of our INVU platform, if any;

●	our success in expanding and developing our operational, financial and management systems;

●	our success at and the cost of becoming a public company; and

●	the success and cost of our product acquisition activities, if any.

A change in any of these or other variables with respect to our business or our INVU platform or any other product could significantly change the costs and timing associated with the development of such product. We expect our expenses to increase in connection with our ongoing activities and operations as we begin to grow our business. In addition, upon the closing of the Business Combination, we expect to incur additional costs as a result of operating as a public company. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Our primary uses of cash are to fund our operations as we continue to grow our business. We expect to continue to incur operating losses in the near term as our operating expenses will be increased to support the commercial growth of our business and as we incur the costs of becoming and operating as a public company. We expect that our sales and general and administrative expenses will continue to increase, and our research and development expenses will continue steady as we seek additional regulatory clearances, increase our INVU manufacturing volume, expand our marketing efforts, continue our research and development efforts and further develop INVU.

We expect that our near- and longer-term liquidity requirements will continue to consist of working capital and general expenses associated with the growth of our business. Depending on any new business models we might develop to monetize our solution, it is possible that we will be required to invest substantial resources in capital expenditures and fixed assets in both the short and long term.

Based on our current planned operations, we expect that our existing cash, proceeds from the closing of the Business Combination and anticipated net proceeds from the Bridge Loan program will enable us to fund our operating expenses for at least the next three months from the date of closing the Business Combination. We expect to execute a financing during the next three months to generate proceeds to provide cash to fund our operations, the amount of which cannot be estimated as of the date of the closing of the Business Combination. There can be no assurance that the financing will be consummated prior to the expiration of such three-month period, if at all, or that we will receive any such net proceeds in connection with the financing. Even if such financing is available, there is no assurance that it is obtainable on terms acceptable to us. In the absence of the net proceeds from the transactions, we will need additional financial support through the private raise of equity or other capital sources, or we will have to significantly reduce our expenditures, delay clinical trials, or enter into collaborations and/or licensing arrangements, in order to sustain operations for the next 12 months. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern for at least one year from the date our financial statements were available for issuance. See Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report, for additional information. Similarly, our independent registered public accounting firm included an explanatory paragraph in its report on our unaudited condensed consolidated financial statements included in this Report, describing the existence of substantial doubt about our ability to continue as a going concern.

We have based our estimates as to how long we expect we will be able to fund our operations on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect, in which case we would be required to obtain additional financing sooner than currently projected, which may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We may raise additional capital through equity offerings, or other capital sources, including potentially, collaborations, licenses and other similar arrangements. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our existing shareholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or products or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts, or grant rights to develop and market our INVU platform that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations and other commitments as of December 31, 2023 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	Total
Operating lease obligations	$348	$-	$348
Total	$348	$-	$348

In December 2022, we entered into a new operating lease agreement in Tel Aviv. The monthly average rent expenses were approximately $32,000. The first lease period was for six months with an extension option for an additional six months with a monthly expense of approximately $30,000. In June 2023, we entered into a modified lease agreement exercising the above option ending on December 24, 2023 and adding an additional lease year ending on December 24, 2024, with a monthly expense of approximately $29,000, and a three-month termination option starting on March 30, 2024. To date, the Company has not exercised the termination option.

We have entered into contracts in the normal course of business with third parties. These contracts do not contain any minimum purchase commitments and are cancellable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancellable obligations of our service providers, up to the date of cancellation.

We are required to pay royalties to the State of Israel through the IIA, computed on the basis of proceeds from the sale or license of products, the development of which was supported by state grants. In accordance with the terms of the financial participation, the IIA is entitled to royalties on the sale or license of any product which development was supported with State of Israel participation. These royalties are generally 3% - 3.5% of sales until repayment of 100% of the grants (linked to the dollar) received by us plus annual interest at the SOFR rate.

The aggregate contingent obligation payable by us as of December 31, 2023 was approximately $1,164 million, which represents the gross amount of grants received by us from the IIA for two grant programs during the period from July 2014 to June 2016, including accrued interest as of December 31, 2023. As of December 31, 2023 we had not paid any royalties to the IIA.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C.	Research and Development, Patents and Licenses, Etc.

For our research and development efforts, see Item 4.B. “Business Overview.” For information regarding our patents and proprietary rights, see “Business Overview––Intellectual Property” in the Prospectus, which is incorporated by reference into Item 4.B.

D.	Trend Information

We are a women’s health and connected pregnancy care company, which recently began commercialization of our product, the INVU platform, and it is not possible for us to predict with any degree of accuracy the outcome of our commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our financial condition, including our liquidity and capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. Our results of operations and financial condition may be affected by various trends and factors discussed in Item 3.D. “Risk Factors,” Item 4 “Information on The Company” and elsewhere in this Item 5 “Operating and Financial Review and Prospects.”

E.	Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements included elsewhere in this Report, that have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported income generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 to our unaudited financial statements included elsewhere in this Report, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We evaluate on an ongoing basis our assumptions, including those related to contingencies, income tax uncertainties, share-based compensation cost, fair value measurement of warrants, accretion of redeemable shares, and the fair value and useful life of intangible assets.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products.

Inventory items are valued using the “average price” method. The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or net realizable value. Charges for obsolete and slow-moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow-moving inventory items. These assessments consider various factors, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of. As of December 31, 2023 and 2022 the inventory is comprised of raw material and components only.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the grant date using the Black-Scholes-Merton option pricing model, which is the most appropriate fair value method for its options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon similar companies in the market, until sufficient historical data will be available. The expected term of options granted is calculated based upon the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of Ordinary Shares underlying the options has historically been determined by management and approved by the Company’s Board of Directors. Because there has been no public market for the Company’s Ordinary Shares, the management has determined fair value of an Ordinary Share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying Ordinary Shares will be determined by the management until such time as the Company’s Ordinary Shares are listed on an established stock exchange.

The estimated fair value of the Company’s Ordinary Shares is determined by management using the Hybrid Method for the years 2023, 2022 and 2021, with the assistance of a third-party valuation expert.

The Company recognizes compensation cost for options and share awards that have a graded vesting schedule and contain only a service condition on accelerated attribution method for the entire award. Forfeitures are accounted for as they occur. For options granted to non-employees, the expected life of the option used is the contractual term of each such option. All other assumptions used to calculate the grant date fair value are generally consistent with the assumptions used for options granted to employees.

For awards with performance condition vesting features, compensation cost is recorded if it is probable that the performance condition will be achieved. If the Company originally estimated that it was not probable that the performance condition would be satisfied, compensation cost would not have been recognized. If the Company later determines that it is probable that the performance condition will be satisfied, it will recognize a cumulative catch-up adjustment to reflect the portion of the employee’s requisite service that has been provided to date and will continue to recognize compensation cost over the remaining requisite service period. The Company determined that the performance conditions as described above are not probable, and therefore no compensation cost was recognized.

Determination of Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820 (“ASC 820”), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable.

Level 3 - assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions.

Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

During the years ended December 31, 2023 and 2022, Nuvo issued the Nuvo Convertible Loans, which were classified as liabilities and measured at fair value on the issuance date, with changes in fair value recognized in the statements of comprehensive loss and disclosed in our audited financial statements included elsewhere in this Report.

During the year ended December 31, 2023, the Company signed several term sheets for the purchase of Nuvo Crossover Preferred Shares with both new and existing investors. The proceeds were received before the Crossover Preferred Shares were issued and the Company determined that, until issuance, the amounts received represented a contingent forward to issue redeemable crossover preferred shares. The contingent forward was accounted for as a liability measured at fair value at each balance sheet date. Upon issuance of the Crossover Preferred Shares, the contingent forward was reclassified to mezzanine equity in the Company’s consolidated balance sheet.

During the years ended December 31, 2023, 2022, 2021 and 2020, Nuvo entered into certain SAFE agreements and classified the SAFE as a liability measured at cost on the issuance date, with changes in accordance with Accounting Standards Codification 480, “Financial Instruments”, Nuvo accounts for a SAFE as a liability at fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing or a liquidity/dissolution occurs, and any change in fair value is recognized in Nuvo’s statements of comprehensive loss. The carrying amounts of Nuvo’s other financial assets and liabilities, such as accounts payable, approximate fair value due to the short-term nature of these instruments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The executive officers constituting our senior management and the members of our Board, upon the consummation of the Business Combination, are set forth in the Prospectus in the section entitled “Holdco Management Following the Business Combination,” which is incorporated herein by reference. Effective as of Acquisition Effective Time, the sole shareholder elected by written resolution Robert Powell, Laurence Klein, Gerald Ostrov, Christina Spade, and Adriana Machado to the Board. The biographies of the newly appointed and elected directors and of our executive officers are set forth in the section of the Prospectus entitled “Holdco Management Following the Business Combination,” which is incorporated herein by reference, with the exception of the disclosure contained therein relating to Amit Reches, who remains employed by the Company but is no longer considered by the Company to be an executive officer and a member of senior management as of the Closing.

B.	Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.687 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of three persons as of December 31, 2023.	$561,679	$0	$363,544

Additional information pertaining to Holdco’s executive compensation disclosure requirements and Nuvo’s 2015 Share Incentive Plan is set forth in the Prospectus, in the section entitled “Executive Compensation,” which is incorporated herein by reference.

Post-Business Combination Share Incentive Plan

By way of written resolutions passed prior to the Business Combination, the Board approved the 2024 Share Incentive Plan (the “2024 Plan”), which provides for the grant of equity-based incentive awards to its employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of Holdco and to promote the success of the Holdco’s business. In addition to the 2024 Plan, Holdco adopted the 2024 Employee Share Purchase Plan (“ESPP”). The 2024 Plan and the ESPP became effective upon the closing of the Business Combination.

The purpose of the 2024 Plan and the ESPP is to attract and retain highly qualified personnel and to provide key employees with additional incentive to increase their efforts on behalf and in the best interest of Holdco and its subsidiaries by giving them the opportunity to acquire a proprietary interest in Holdco as an incentive for them to remain in the service of Holdco. The terms of the 2024 Plan are set forth in the Prospectus in the section titled “Executive Compensation—Post-Business Combination Share Incentive Plan” beginning on page 31 of the Prospectus, which is incorporated herein by reference. Such summary and the foregoing description are qualified in their entirety by reference to the text of the 2024 Plan and the ESPP, copies of which are attached hereto as Exhibits 4.5 and 4.13, respectively, to this Report.

C.	Board Practices

Information pertaining to the Board practices following the Closing is set forth in the Prospectus, in the sections entitled “Holdco Management Following the Business Combination” and “Description of Holdco Securities—Election of Directors,” which are incorporated herein by reference.

As a foreign private issuer and in accordance with Nasdaq Listing Rule 5615(a)(3), we may, and have elected to, comply with home country (Israel) governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of the Nasdaq.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. Under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33⅓% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to the Amended Articles, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33⅓% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” in which case the requisite quorum consists of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than pursuant to Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval would otherwise generally be required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. Under the Israeli Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors. Details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, are set forth in the Prospectus, in the sections entitled “Holdco Management Following the Business Combination—Compensation Policy under the Companies Law” and “Holdco Management Following the Business Combination—Compensation of Directors and Executive Officers,” which are incorporated by reference herein. Details regarding the approvals required under the Israeli Companies Law for the approval of transactions with and compensation of controlling shareholders are set forth in the Prospectus, in the section entitled “Holdco Management Following the Business Combination — Approval of Related Party Transactions under Israeli Law,” which is incorporated by reference herein. Details regarding the approvals required under the Israeli Companies Law for certain acquisitions of our ordinary shares and mergers are set forth in the Prospectus, in the section entitled “Description of Holdco Securities — Acquisitions under Israeli Law,” which is incorporated by reference herein.

D.	Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Nuvo, its direct, wholly-owned subsidiary.

As of December 31, 2023, we had 33 full-time and 3 part-time employees in Israel, 14 full-time contractors in Ukraine and 9 full-time employees in the United States. Our operations in Israel have not been materially affected by the war between Israel and Hamas, however, see the section of the Prospectus entitled “Risk Factors — Risks Related to Israeli Law and Our Operations in Israel — Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may adversely affect our business, our results of operations and our ability to raise additional funds.” Following the invasion of Ukraine by Russia in 2022, we closed our Ukraine office and all of our Ukrainian employees work remotely. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. Our human capital strategy is closely aligned with our vision and focuses on attracting, retaining, developing and engaging top talent. We monitor our success with insights across human capital metrics such as hire per plan, professional growth and promotions, performance and employee development feedback, and turnover. None of our employees are represented by a labor union or are a party to a collective bargaining agreement, and we believe that we have good relations with our employees.

F.	Share Ownership

Information about the ownership of Holdco Ordinary Shares by our directors and members of senior management upon consummation of the Business Combination is set forth in Item 7.A of this Report. Information about arrangements for involving employees in the capital of the Company is set forth in Item 6.B of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Holdco Ordinary Shares as of May 1, 2024 immediately following the consummation of the Business Combination by:

●	each person known by us to be the beneficial owner of more than 5% of the Holdco Ordinary Shares;

●	each of our directors and our executive officers; and

●	all our directors and executive officers.

Except as otherwise noted herein, the number and percentage of Holdco Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Holdco Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Holdco Ordinary Shares which the holder has the right to acquire within 60 days of the Closing Date through the exercise of any option, warrant or any other right.

We have based percentage ownership on 33,261,549 Holdco Ordinary Shares outstanding as of the Closing Date, May 1, 2024.

	Number		Percentage
Name and Address of Beneficial Owner
Directors and Executive Officers of Holdco:**
Robert Powell	28,566		*
Douglas Blankenship	385		*
Laurence Klein(2)(3)(4)	3,053,709		9.2%
Christina Spade	20,000		*
Gerald Ostrov(5)	485,847		1.5%
Adriana Machado	20,000		*
All directors and executive officers as a group (six individuals)	3,608,507		10.7%
5% or More Holders:***
LAMF SPAC Holdings I LLC(1)	7,311,372	(6)	21.9%
Axxion SA(acting on behalf of the German UCITS Funds “Frankfurter Aktienfonds für Stiftungen”)	2,337,328		7.0%
Laurence Klein	3,053,709		9.2%

*	Less than one percent.
**	Other than with respect to Christina Spade and Adriana Machado, the beneficial ownership information of the directors and executive officers of Holdco is based on Nuvo Shares beneficially owned by such persons, as of the date of closing, May 1, 2024.
***	Other than with respect to LAMF SPAC Holdings I LLC or as otherwise noted below, the beneficial ownership information of the 5% of more holders of Holdco is based on Nuvo Shares beneficially owned by such persons, as of the date of closing, May 1, 2024.

(1)	LAMF SPAC Holdings I LLC is the record holder of the shares reported herein. LAMF SPAC I LLC is the managing member of LAMF SPAC Holdings I LLC. LAMF SPAC I LLC has voting and investment discretion with respect to the ordinary shares held of record by LAMF SPAC Holdings I LLC. There are three managing members of LAMF SPAC I LLC. Each managing member has one vote, and the approval of a majority is required to approve an action. Under the so-called “rule of three,” voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no individual managing member of LAMF SPAC I LLC exercises voting or dispositive control over any of the shares held by the entity, even those in which he holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares. Above reflects the ownership of LAMF SPAC Holdings I LLC prior to distribution of Holdco securities to certain of its members on or about May 1, 2024.
(2)	Consists of (i) 424,503 Nuvo Shares held directly by Nuvo Investors LLC and indirectly by Laurence Klein as Managing Director of Nuvo Investors LLC and (ii) 514,606 Nuvo Shares Nuvo Investors LLC received upon conversion of certain Nuvo SAFEs upon the consummation of the Business Combination. Mr. Klein exercises sole voting and investment power with respect to the securities held by Nuvo Investors LLC. The address for Nuvo Investors LLC is 803 Wildwood Road, West Hempstead, NY 11552.
(3)	Consists of 480,693 Nuvo Shares held directly by Nalay, Inc. and indirectly by Laurence Klein as President of Nalay, Inc. Mr. Klein exercises sole voting and investment power with respect to the securities held by Nalay, Inc. The address for Nalay, Inc. is 803 Wildwood Road, West Hempstead, NY 11552.
(4)	Consists of 9,167 Nuvo Shares held directly by LCK Holdings LLC and indirectly by Laurence Klein as Managing Director of LCK Holdings LLC. Mr. Klein exercises sole voting and investment power with respect to the securities held by LCK Holdings LLC. The address for LCK Holdings LLC is 803 Wildwood Road, West Hempstead, NY 11552.
(5)	Includes 16,566 Nuvo Shares issuable upon the exercise of options and 82,093 Nuvo Shares issuable upon the exercise of the Bridge Loan warrants within 60 days following May 1, 2024.
(6)	In connection with the Extension, the Sponsor agreed to transfer to certain unaffiliated third party investors (i) for the Initial Extension, 606,480 LAMF Class A Ordinary Shares, and (ii) 101,080 Founder Shares for each Additional Monthly Extension, or up to an aggregate of 1,212,960 LAMF Class A Ordinary Shares if the Initial Extension and all Additional Monthly Extensions are implemented.

B.	Related Party Transactions

Information pertaining to related party transactions is set forth in the Prospectus, in the section entitled “Certain Nuvo Relationships and Related Party Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal Proceedings

Information regarding legal proceedings involving Nuvo is included in the Prospectus in the section entitled “Business of Nuvo—Legal Proceedings” and is incorporated herein by reference.

Dividend Policy

The Company’s policy on dividend distributions is included in the Prospectus under the heading “Description of Holdco Securities — Dividend and Liquidation Rights,” which is incorporated herein by reference.

B.	Significant Changes

Not Applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Holdco Ordinary Shares are listed on The Nasdaq Global Market under the symbol “NUVO” and the Holdco Warrants are listed on The Nasdaq Capital Market under the symbol “NUVOW”. Holders of Holdco Ordinary Shares and Holdco Warrants should obtain current market quotations for their securities.

Lock-Up Agreements

Information regarding the lock-up restrictions applicable to certain of the Holdco Ordinary Shares is included in the Prospectus in the sections entitled “Shares Eligible For Future Sale—Sponsor Support Agreement” and Shares Eligible For Future Sale—Nuvo Lock-up” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Holdco Ordinary Shares are listed on The Nasdaq Global Market under the symbol “NUVO” and the Holdco Warrants are listed on The Nasdaq Capital Market under the symbol “NUVOW”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The authorized share capital of Holdco is 510,000,000, of which 500,000,000 is designated as Holdco Ordinary Shares and 10,000,000 of which is designated as Holdco Preferred Shares.

As of May 2, 2024, subsequent to the consummation of the Business Combination, there were 33,261,549 Holdco Ordinary shares issued and outstanding and 1,778,684 Holdco Preferred Shares issued and outstanding.

Information regarding our share capital is included in the Prospectus under the section titled “Description of Holdco Securities” and is incorporated herein by reference.

B.	Articles of Association

The Amended Articles are included as Exhibit 1.1 to this Report. Information regarding the Amended Articles is included in the Prospectus under the section titled “Description of Holdco Securities” and is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to Nuvo’s Operations

Information pertaining to Holdco’s material contracts is set forth in the Prospectus in the sections entitled “Business of Nuvo—Commercial Relationships, —Commercial Customers, —Validation Partners, —New Care Pathway Partners and —Strategic Partnerships” and in the Report under “Explanatory Note – Bridge Financing,” which is incorporated herein by reference

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is included in the Prospectus in the section entitled “The Business Combination Agreement” which is incorporated herein by reference.

Other Agreements

The description of other material agreements relating to the Business Combination is included in the Prospectus in the section entitled “Certain Agreements Related to the Business Combination” which is incorporated herein by reference.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to the Holdco Ordinary Shares or the proceeds from the sale of the Holdco Ordinary Shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Non-residents of Israel who purchase our securities with non-Israeli currency will be able to repatriate dividends (if any), liquidation distributions and the proceeds of any sale of such securities, into non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, provided that any applicable Israeli taxes have been paid (or withheld) on such amounts.

Neither our Amended Articles nor the laws of the State of Israel restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

E.	Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Prospectus, in the sections entitled “Material U.S Federal Income Tax Considerations to U.S. Holders” and “Material Israeli Tax Considerations,” which are incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Holdco Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

G.	Statement by Experts

The consolidated financial statements of LAMF Global Ventures Corp. I, as of December 31, 2023 and 2022 and for the years then ended, incorporated by reference herein have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as expert in accounting and auditing.

The financial statements of Holdco Nuvo Group D.G Ltd., as of December 31, 2023 and July 20, 2023, including the related notes thereto, incorporated by reference herein have been audited by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Nuvo Group Ltd. as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023 included herein have been audited by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm, as set forth in their report thereon, and are included herein in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our interim results. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rates. As of December 31, 2023, we had cash and cash equivalents and restricted cash of $0. million, all of which was held in checking accounts. The $6.8 million of principal outstanding on our Nuvo Convertible Loans bears interest at a fixed rate of 2% per month and the $2.1 million of principal outstanding on our Nuvo Bridge Loans bears interest at a fixed rate of 15% per year as described above. We therefore do not believe we are exposed to, nor do we anticipate being in the near future exposed to, material risks due to changes in interest rates.

Inflation-Related Risks

We do not believe that the rate of inflation in Israel has had a material impact on our business to date. However, our costs in Israel will increase if the inflation rate in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. To the extent inflation increases our costs and expenses, we may have to consider price increases to offset those cost pressures.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because most of our expenses are denominated in NIS and the U.S. dollar. Our NIS and U.S. dollar expenses consist principally of payments made to employees, subcontractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in the NIS and U.S. dollar. Our financial position, results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Information regarding the Public Warrants is set forth in the Prospectus under the section titled “Description of Holdco’s Securities — Warrants” and is incorporated herein by reference. Upon the completion of the Business Combination, there were 12,642,940 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Holdco Ordinary Share at an exercise price of $11.50 per share, will become exercisable on May 31, 2024, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on May 1, 2029, (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 580,500 Private Warrants held by LAMF Insiders. The Private Warrants are identical to the Public Warrants in all material respects, except that they may not be transferred, assigned or sold until May 31, 2024, which is 30 days after the completion of the Business Combination.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of LAMF as of December 31, 2023 and 2022 and for the years then ended, including the related notes thereto, included in the Prospectus are incorporated herein by reference.

The audited consolidated financial statements of Nuvo as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, including the related notes thereto, are attached as Exhibit 15.1 to this Report.

The audited consolidated financial statements of the Company as of December 31, 2023 and July 20, 2023, including the related notes thereto, included in the Prospectus are incorporated by reference herein.

The unaudited pro forma condensed combined financial information of the Company are attached as Exhibit 15.2 hereto.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Amended and Restated Articles of Association of Holdco.
2.1*	Specimen Warrant Certificate of LAMF (incorporated by reference to Exhibit 4.3 to LAMF’s Registration Statement on Form S-1 (File No. 333-259998) filed on October 28, 2021).
2.2*	Warrant Agreement, dated as of November 10, 2021, by and between LAMF and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to LAMF’s Current Report on Form 8-K filed on November 16, 2021).
2.3**	Warrant Assignment, Assumption and Amendment Agreement, dated as of May 30, 2024, by and among LAMF, Holdco, and Continental Stock & Trust Company, as warrant agent.
2.4*	Specimen Warrant Certificate of Holdco (incorporated by reference to Exhibit 4.6 to Holdco’s Registration Statement on Form F-4/A (File No. 333-274803) filed on February 9, 2024).
4.1*†	Business Combination Agreement, dated as of August 17, 2023, by and among Nuvo, Holdco, Assetco, LAMF and Merger Sub (incorporated by reference to Exhibit 2.1 to Holdco’s Registration Statement on Form F-4 (File No. 333-274803) filed on September 29, 2023).
4.2*†	Shareholder Support Agreement, dated as of August 17, 2023, by and among LAMF, the Nuvo Shareholders, Nuvo and Holdco (incorporated by reference to Exhibit 10.1 to Holdco’s Registration Statement on Form F-4 (File No. 333-274803) filed on September 29, 2023).
4.3*	Sponsor Support Agreement, dated as of August 17, 2023, by and among LAMF, Nuvo, Holdco, Sponsor and the directors and executive officers of LAMF (incorporated by reference to Exhibit 10.2 to Holdco’s Registration Statement on Form F-4 (File No. 333-274803) filed on September 29, 2023).
4.4**†	Registration Rights Agreement, dated as of May 1, 2024, by and among Holdco, Nuvo, LAMF, Sponsor, certain executive officers and directors of LAMF, LAMF SPAC I LLC, Nweis Investments LLC, Atoe LLC, 10X LAMF SPAC SPV LLC, Cohen Sponsor LLC – A16 RS and ASCJ Global LLC – Series 16 and certain shareholders of Holdco and the executive officers and directors of Nuvo.
4.5#**	Holdco 2024 Share Incentive Plan.
4.6*	Form of Interim Financing Agreement (incorporated by reference to Exhibit 10.15 to Holdco’s Registration Statement on Form F-4 (File No. 333-274803) filed on September 29, 2023).
4.7+*	Master Purchase Agreement, by and between Nuvo Group USA, Inc. and Philips Electronics Nederland B.V. dated August 21, 2023 (incorporated by reference to Exhibit 10.16 to Holdco’s Registration Statement on Form F-4 (File No. 333-274803) filed on September 29, 2023).
4.8*	Form of Holdco Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit 10.17 to Holdco’s Registration Statement on Form F-4/A (File No. 333-274803) filed on February 28, 2024).
4.9*	Form of Holdco Indemnity Agreement (incorporated by reference to Exhibit 10.18 to Holdco’s Registration Statement on Form F-4/A (File No. 333-274803) filed on February 28, 2024).
4.10*	Form of Bridge Financing Convertible Note (incorporated by reference to Exhibit 10.19 to Holdco’s Registration Statement on Form F-4/A (File No. 333-274803) filed on January 16, 2024).
4.11*	Form of Bridge Financing Warrant (incorporated by reference to Exhibit 10.20 to Holdco’s Registration Statement on Form F-4/A (File No. 333-274803) filed on January 16, 2024).
4.12**	Bridge Financing Notes Amendment
4.13#**	Holdco 2024 Employee Share Purchase Plan.
8.1**	List of Subsidiaries of Holdco.
15.1**	Audited consolidated financial statements of Nuvo for year-end December 31, 2023.
15.2**	Unaudited pro forma condensed combined financial information of the Company.
15.3**	Consent of WithumSmith+Brown, PC, independent registered accounting firm for LAMF.
15.4**	Consent of Kesselman & Kesselman, independent registered accounting firm for Holdco.
15.5**	Consent of Kesselman & Kesselman, independent registered account firm for Nuvo.

#	Indicates management contract or compensatory plan or arrangement.
†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
+	Pursuant to Item 601(b)(10)(iv) of Regulation S-K, portions of this exhibit have been omitted because the Company customarily and actually treats the omitted portions as private or confidential, and such portions are not material and would likely cause competitive harm to the Company if publicly disclosed. The Company will supplementally provide a copy of an unredacted copy of this exhibit to the U.S. Securities and Exchange Commission or its staff upon request.
*	Previously filed.
**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Holdco Nuvo Group D.G Ltd.

May 7, 2024	By:	/s/ Robert Powell
	Name:	Robert Powell
	Title:	Chief Executive Officer and Director